SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Schedule TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

RadiSys Corporation

(Name of Subject Company (Issuer))

Common Stock, No Par Value

(Title of Class of Securities)

750459109

(CUSIP Number of Class of Securities)

Brian Bronson

Chief Financial Officer

RadiSys Corporation

5445 N.E. Dawson Creek Drive

Hillsboro, Oregon 97124

Telephone: (503) 615-1100

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Amar Budarapu

Baker & McKenzie LLP

2001 Ross Avenue, Suite 2300

Dallas, Texas 75201

Telephone: (214) 978-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$2,474,046	$138.05

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,133,891 shares of issuer’s common stock, which options have an approximate aggregate value of $2,474,046, will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model, based on a closing price per share of $8.69 of the issuer’s common stock, as reported on The Nasdaq Global Select Market as of September 30, 2009.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $55.80 per million dollars of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A Filing Party: N/A

Form or Registration No.: N/A Date Filed: N/A

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO (“Schedule TO”) relates to an offer (the “exchange offer” or the “offer”) by RadiSys Corporation, an Oregon corporation (“RadiSys” or the “Company”), under which the Company’s eligible employees will be permitted to exchange some or all of their outstanding options, with an exercise price greater than $9.44 per share (which is equal to the 52-week high closing price of our common stock as of the start of this offer), that were granted on or before October 5, 2008 (the “eligible options”), whether vested or unvested, for restricted stock units (the “RSUs”), except for employees in Canada who will receive new stock options with new vesting schedules and exercise prices (the “new options”, and together with the “RSUs”, the “new awards”). All employees of RadiSys and its subsidiaries, other than members of our Board of Directors, executive officers and employees located in the Netherlands and Israel are eligible to participate in the exchange offer, so long as they remain employed through the expiration date of the offer.

The new awards will be granted under the Company’s 2007 Stock Plan, upon the terms and subject to the conditions set forth in: (i) the Offer to Exchange Certain Outstanding Options for Restricted Stock Units or New Options, dated October 5, 2009 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1)(A); (ii) the e-mail announcement of the exchange offer to non-Canadian eligible employees, dated October 5, 2009, attached hereto as Exhibit (a)(1)(B); (iii) the e-mail announcement of the exchange offer to Canadian eligible employees, dated October 5, 2009, attached hereto as Exhibit (a)(1)(C); (iv) the Paper Election Form for Email or Facsimile Transmission attached hereto as Exhibit (a)(1)(H); (v) questions and answers regarding the exchange offer, attached hereto as Exhibit (a)(1)(G); (vi) the Confirmation of Receipt of Election Form attached hereto as Exhibit (a)(1)(I); (vii) screen shots of the exchange offer website attached hereto as Exhibit (a)(1)(J); (viii) the Form of Restricted Stock Unit Agreement, incorporated by reference hereto as Exhibit (d)(1), (ix) the Form of Stock Option Agreement, incorporated by reference hereto as Exhibit (d)(2) and (x) the RadiSys Corporation 2007 Stock Plan incorporated by reference hereto as Exhibit (d)(3). These documents, as they may be amended or supplemented from time to time, together constitute the “Disclosure Documents.” The information in the Disclosure Documents, including all schedules and annexes to the Disclosure Documents, is incorporated herein by reference to answer the items required in this Schedule TO.

ITEM 1.	SUMMARY TERM SHEET.

The information set forth under the heading “Summary Term Sheet—Questions and Answers” in the Offer to Exchange is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a) Name and Address. The name of the issuer is RadiSys Corporation, an Oregon corporation, its principal executive office is located at 5445 NE Dawson Creek Drive, Hillsboro, Oregon 97124, and its telephone number is (503) 615-1100.

(b) Securities. This Schedule TO relates to the Company’s offer to exchange the eligible options for the RSUs or the new options that will be granted under the Company’s 2007 Stock Plan, upon the terms and subject to the conditions set forth in the Offer to Exchange. As of October 1, 2009, options to purchase approximately 1,133,891 shares of the Company’s common stock are eligible for exchange in the exchange offer. The actual number of shares of common stock subject to the RSUs and new options to be issued in the exchange offer will depend on the number of shares of common stock subject to the unexercised options tendered by eligible employees and accepted for exchange and cancelled. The information set forth in the Offer to Exchange under “Summary Term Sheet—Questions and Answers,” Section 2 (“Number of New Awards; Expiration Date”), Section 8 (“Price Range of Shares Underlying the Options”), and Section 9 (“Source and Amount of Consideration; Terms of RSUs and New Options”) is incorporated herein by reference.

(c) Trading Market and Price. The information set forth in the Offer to Exchange under Section 8 (“Price Range of Shares Underlying the Options “) is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a) Name and Address. The information set forth under Item 2(a) above and in Schedule A of the Offer to Exchange (“Information Concerning the Executive Officers and Directors of RadiSys Corporation”) is incorporated herein by reference. The Company is both the subject company (issuer) and filing person (offeror).

ITEM 4.	TERMS OF THE TRANSACTION.

(a) Material Terms. The information set forth in the Offer to Exchange under “Summary Term Sheet—Questions and Answers,” “Risks of Participating in the Exchange Offer,” Section 1 (“Eligibility”), Section 2 (“Number of New Awards; Expiration Date”), Section 4 (“Procedures for Electing to Exchange Options”), Section 5 (“Withdrawal Rights and Change of Election”), Section 6 (“Acceptance of Options for Exchange and Issuance of New Awards”), Section 7 (“Conditions of the Offer”), Section 9 (“Source and Amount of Consideration; Terms of RSUs and New Options”), Section 12 (“Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer”), Section 14 (“Material U.S. Federal Income Tax Consequences”) and Section 15 (“Extension of Offer; Termination; Amendment”) is incorporated herein by reference.

(b) Purchases. The information set forth in the Offer to Exchange under Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Offer to Exchange under Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) Purposes. The information set forth in the Offer to Exchange under “Summary of Terms—Questions and Answers” and Section 3 (“Purposes of the Offer”) is incorporated herein by reference.

(b) Use of Securities Acquired. The information set forth in the Offer to Exchange under Section 6 (“Acceptance of Options for Exchange and Issuance of New Awards”), Section 9 (“Source and Amount of Consideration; Terms of the RSUs and New Options”) and Section 12 (“Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer”) is incorporated herein by reference.

(c) Plans. The information set forth in the Offer to Exchange under Section 10 (“Information Concerning the Company”) is incorporated herein by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) Source of Funds. The information set forth in the Offer to Exchange under Section 9 (“Source and Amount of Consideration; Terms of RSUs and New Options”) and Section 12 (“Status of Options Accepted by Us in the Offer; Accounting Consequences of the Offer”) is incorporated herein by reference.

(b) Conditions. The information set forth in the Offer to Exchange under Section 7 (“Conditions of the Offer”) is incorporated herein by reference.

(c) Borrowed Funds. Not applicable.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) Securities Ownership. The information set forth in the Offer to Exchange under Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

(b) Securities Transactions. The information set forth in the Offer to Exchange under Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) Solicitations or Recommendations. Not applicable.

ITEM 10.	FINANCIAL STATEMENTS.

(a) Financial Information. The information set forth in the Offer to Exchange under Section 10 (“Information Concerning the Company”) and Section 18 (“Additional Information”), in Item 8 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009, filed with the Securities and Exchange Commission on March 6, 2008, and in Item 1 of each of the Company’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2009, and June 30, 2009 filed with the Securities and Exchange Commission on May 8, 2009 and August 7, 2009, respectively, is incorporated herein by reference. A copy of such Annual Report on Form 10-K and such Quarterly Reports on Forms 10-Q can be accessed electronically on the Securities and Exchange Commission’s website at www.sec.gov.

(b) Pro Forma Information. Not applicable.

ITEM 11.	ADDITIONAL INFORMATION.

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Exchange under Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options”) and Section 13 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(b) Other Material Information. Not applicable.

ITEM 12.	EXHIBITS

The Exhibit Index included in this Schedule TO and the exhibits referenced therein are incorporated herein by reference.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

RADISYS CORPORATION

Date: October 2, 2009	By:	/s/ Brian Bronson
Brian Bronson Chief Financial Officer

EXHIBIT INDEX

(a)(1)(A)	Offer to Exchange Certain Outstanding Options for Restricted Stock Units or New Options, dated October 5, 2009.

(a)(1)(B)	E-mail announcement of the exchange offer to non-Canadian eligible employees, dated October 5, 2009.

(a)(1)(C)	E-mail announcement of the exchange offer to Canadian eligible employees, dated October 5, 2009.

(a)(1)(D)	Form of e-mail to eligible employees who have logged in to the exchange offer website, but did not participate in the exchange offer.

(a)(1)(E)	Form of e-mail to eligible employees who have not logged in to the exchange offer website.

(a)(1)(F)	Form of final reminder email to eligible employees.

(a)(1)(G)	Questions and answers regarding the exchange offer.

(a)(1)(H)	Paper Election Form for Email or Facsimile Transmission.

(a)(1)(I)	Confirmation of Receipt of Election Form.

(a)(1)(J)	Screen shots of the exchange offer website.

(d)(1)	Form of Restricted Stock Unit Grant Agreement for RadiSys Corporation 2007 Stock Plan, incorporated by reference from Exhibit 4.9 to the Company’s Registration Statement on Form S-8, filed on May 15, 2007, SEC Registration No. 333-142968.

(d)(2)	Form of Notice of Option Grant for Canada employees for RadiSys Corporation 2007 Stock Plan, incorporated by reference from Exhibit 4.6 to the Company’s Registration Statement on Form S-8, filed on May 15, 2007, SEC Registration No. 333-142968.

(d)(3)	RadiSys Corporation 2007 Stock Plan, incorporated by reference from Exhibit 4.4 to the Company’s Registration Statement on Form S-8, filed on May 15, 2007, SEC Registration No. 333-142968.

(d)(4)	RadiSys Corporation 1995 Employee Stock Incentive Plan, as amended, incorporated by reference from Exhibit (d)(1) to the Tender Offer Statement filed by the Company on Schedule TO-I, filed July 31, 2003, SEC
File No. 005-49160.

(d)(5)	RadiSys Corporation 2001 Nonqualified Stock Option Plan, as amended, incorporated by reference from Exhibit (d)(2) to the Tender Offer Statement filed by the Company on Schedule TO-I, filed July 31, 2003, SEC
File No. 005-49160

(d)(6)	RadiSys Corporation Stock Plan for Convedia Employees, incorporated by reference from Exhibit 4.4 to the Company’s Registration Statement on Form S-8, filed on September 1, 2006, SEC Registration No. 333-137060.

(d)(7)	Form of Notice of Stock Option Grant for the 1995 Stock Incentive Plan, incorporated by reference from Exhibit (d)(3) to the Tender Offer Statement filed by the Company on TO-I, filed July, 31, 2003, SEC File No. 005-49160.

(d)(8)	Form of Notice of Stock Option Grant for the 2001 Nonqualified Stock Option Plan., incorporated by reference from Exhibit (d)(4) to the Tender Offer Statement filed by the Company on TO-I, filed July, 31, 2003, SEC
File No. 005-49160.

(d)(9)	Form of Notice of Option Grant for United States employees for RadiSys Corporation Stock Plan for Convedia Employees, incorporated by reference from Exhibit 4.5 to the Company’s Registration Statement on Form S-8, filed on September 1, 2006, SEC Registration No. 333-137060.

(d)(10)	Form of Notice of Option Grant for Canada employees for RadiSys Corporation Stock Plan for Convedia Employees, incorporated by reference from Exhibit 4.6 to the Company’s Registration Statement on Form S-8 filed on September 1, 2006, SEC Registration No. 333-137060.

(d)(11)	Form of Notice of Option Grant for international employees for RadiSys Corporation Stock Plan for Convedia Employees, incorporated by reference from Exhibit 4.7 to the Company’s Registration Statement on Form S-8, filed on September 1, 2006, SEC Registration No. 333-137060.